UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                               General Mills, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.10 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    370334104
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                                 (CUSIP Number)



                               Timothy D. Proctor
                                   Diageo plc
                              Group General Counsel
                                8 Henrietta Place
                                 London W1G 0NB
                               011-44-20-7927-5200


--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                                Francis J. Aquila
                               Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000


                                October 31, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 370334104                                         (Page 2 of 20 pages)

--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON

          DIAGEO PLC

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)  [  ]

                                                                   (b)  [  ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                    [  ]

--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

          ENGLAND AND WALES
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     79,000,000
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               79,000,000
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     79,000,000

CUSIP NO. 370334104                                         (Page 3 of 20 pages)

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               21.7%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

               CO
--------------------------------------------------------------------------------

CUSIP NO. 370334104                                         (Page 4 of 20 pages)

--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON

          SELVIAC NEDERLAND B.V.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)  [  ]

                                                                   (b)  [  ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

          AF, OO
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                    [  ]

--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

          NETHERLANDS
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     79,000,000
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               79,000,000
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     79,000,000

CUSIP NO. 370334104                                         (Page 5 of 20 pages)

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               21.7%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

               CO
--------------------------------------------------------------------------------

CUSIP NO. 370334104                                         (Page 6 of 20 pages)


ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D (this "Schedule 13D") relates to the shares of common stock, par value $0.10 per share ("Common Stock"), of General Mills, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at Number One General Mills Boulevard, Minneapolis, Minnesota 55426.


ITEM 2.  IDENTITY AND BACKGROUND

         This Schedule 13D is filed by Diageo plc, a public limited company incorporated under the laws of England and Wales ("Diageo"), and Selviac Nederland B.V., a company organized under the laws of the Netherlands ("SNBV"). Diageo and SNBV are sometimes referred to herein as the "Reporting Persons." SNBV is an indirect wholly owned subsidiary of Diageo.

         Diageo was formed in December 1997 through the merger of Grand Metropolitan PLC and Guinness plc. Diageo is an international branded food and drinks company engaged in two major sectors: premium spirits and wines and quick service restaurants. The principal executive offices of Diageo are located at 8 Henrietta Place, London W1G 0NB.

         The principal business activities of SNBV relate to the holding and the financing of certain subsidiaries of Diageo. The principal executive offices of SNBV are located at Molenwerf 10-12, 1014 BG Amsterdam, Netherlands.

         The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of each of the Reporting Persons are set forth in Schedule I hereto and are incorporated by reference herein.

         During the last five years, none of the Reporting Persons and, to the knowledge of each of the Reporting Persons, none of the persons listed on
Schedule I hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Diageo entered into an Agreement and Plan of Merger, dated as of July 16, 2000, as amended April 12, 2001 and October 31, 2001 (as amended, the "Merger Agreement," a copy of which, with such amendments, is attached hereto as Exhibits (a), (b) and (c) and is incorporated herein by reference), with the Company, General Mills North American Businesses, Inc., a Delaware corporation and wholly owned subsidiary of the Company ("GMNA"), and The Pillsbury Company, a Delaware corporation and indirect wholly owned subsidiary of Diageo ("Pillsbury"), pursuant to which the Company acquired on October

CUSIP NO. 370334104                                         (Page 7 of 20 pages)


31, 2001 (the "Closing Date") the food business (other than the quick service restaurant business) of Diageo through the (i) merger of GMNA with and into Pillsbury with Pillsbury as the surviving corporation and becoming a wholly owned subsidiary of the Company (the "Merger") and (ii) purchase by certain subsidiaries of the Company of the capital stock or other equity interests of entities (other than Pillsbury) which carried on the food business (other than the quick service restaurant business) (the "Purchased Entities") of Diageo (the "Subsidiary Purchases"). Pursuant to the Merger Agreement, the Company paid as consideration for the Merger and the Subsidiary Purchases (i) 134,000,000 shares of Common Stock to Gramet Holdings Corp., which was the sole stockholder of Pillsbury and is an indirect wholly owned subsidiary of Diageo ("Gramet"), constituting approximately 32% of the outstanding Common Stock of the Company and (ii) $3,830,000,000 of combined cash and the assumption of debt of Pillsbury and the Purchased Entities. In addition, Gramet has a contingent value right to receive up to $670,000,000 of cash from the Company on March 31, 2003, the 18-month anniversary of the Closing Date, depending on the average of the daily high and low sales prices per share of the Common Stock during the 20 regular trading sessions on the New York Stock Exchange for the 20 full trading days immediately preceding March 31, 2003 (the "Market Value") and the number of shares of the Common Stock still held by Diageo and its subsidiaries on March 31, 2003. Gramet is entitled to receive an amount equal to the product of (a) the number of shares of Common Stock held by Diageo and its subsidiaries on March 31, 2003 multiplied by (b) the lesser of (I) $5.00 and (II) the amount by which $49.00 exceeds the Market Value as of March 31, 2003.

         Pursuant to the Merger Agreement, Diageo, Gramet and the Company entered into a stockholders agreement on October 31, 2001 (the "Stockholders Agreement," a copy of which is attached hereto as Exhibit (d) and is incorporated herein by reference). Under the Stockholders Agreement, Gramet had the right (the "Put Right") to sell back to the Company 55,000,000 shares of Common Stock (the "Put Shares") for a purchase price of $42.14 per share. The Put Right was exercisable by Gramet prior to the close of business, London time, on November 6, 2001. On November 1, 2001, Gramet exercised the Put Right with respect to the Put Shares. The sale of the Put Shares to the Company was completed on November 5, 2001.

         On November 1, 2001, pursuant to the terms of the Stockholders Agreement, Gramet transferred 79,000,000 shares of Common Stock to SNBV. As of the date hereof, SNBV is the current record owner of the 79,000,000 shares of Common Stock (the "Shares").


ITEM 4.  PURPOSE OF THE TRANSACTION

         The Reporting Persons acquired the Shares for investment purposes only. Consistent with their focus on their premium drinks business, from time to time, the Reporting Persons will consider reductions in their holdings of the Common Stock as and when market conditions permit. As a result, the Reporting Persons expect to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. In particular, the Reporting Persons (and their respective affiliates) may purchase up to 1% of the Common Stock or sell or transfer the shares

CUSIP NO. 370334104                                         (Page 8 of 20 pages)


of Common Stock owned by them from time to time in public or private transactions and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the Common Stock. Any such transactions may be effected at any time or from time to time subject to any applicable limitations imposed on the purchase or sale of the Common Stock owned by the Reporting Persons by the Stockholders Agreement, the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder or other applicable law. The Reporting Persons reserve the right to change their plans and intentions at any time.

         Except as set forth in this Item 4 of this Schedule 13D, none of the Reporting Persons has any current plans or proposals that relate to or would result in any transaction, event or action enumerated in paragraphs (a) through
(j) of Item 4 of Schedule 13D promulgated under the Exchange Act of 1934, as amended (the "Exchange Act").

         The Reporting Person's investment in the Company is subject to the provisions of the Stockholders Agreement which is attached as Exhibit (d) to this Schedule 13D and is incorporated herein by reference. Certain provisions of the Stockholders Agreement are summarized below.

         General. Pursuant to the Merger Agreement, Diageo, Gramet and the Company entered into the Stockholders Agreement on October 31, 2001. On November 1, 2001, in connection with the transfer of the Shares to SNBV, SNBV agreed to hold the Shares subject to the provisions of the Stockholder Agreement.

         The Stockholders Agreement contains provisions restricting the actions of the Reporting Persons and any affiliate of Diageo to which Shares are transferred under the Stockholders Agreement (collectively, the "Shareholder Group") with respect to their right to acquire Common Stock or vote or transfer the Shares. In addition, under the Stockholders Agreement, Diageo is entitled to representation on the Company's Board of Directors and registration rights.

         Standstill Provisions. The Stockholders Agreement provides that for the period commencing on October 31, 2001 and ending on the earlier of (i) the twentieth anniversary of the closing date (i.e., October 31, 2021) or (ii) three years following such time as the shares of Common Stock owned by the Shareholder Group represent less than 5% of the then outstanding shares of Common Stock, the members of the Shareholder Group shall not, and shall cause each of their respective affiliates not to, directly or indirectly:

         (a) acquire, offer to acquire or agree to acquire beneficial ownership of any voting securities of the Company, except pursuant to stock splits, reverse stock splits, stock dividends or distributions, or combinations or any similar recapitalization;

         (b) acquire, offer to acquire or agree to acquire any business or material assets of the Company or any of its subsidiaries;

         (c) initiate or propose any offer by any third party to acquire beneficial ownership of voting securities of the Company, other than an acquisition of shares of the Common Stock owned by the Shareholder Group permitted under the Stockholders Agreement;

CUSIP NO. 370334104                                         (Page 9 of 20 pages)


         (d) initiate or propose any merger, tender offer, business combination or other extraordinary transaction involving the Company or any of its subsidiaries;

         (e) act, alone or in concert with others, to seek to affect or influence the control of the Board of Directors or the management of the Company, or the business, operations, affairs or policies of the Company; provided that this subsection (e) shall not be deemed to restrict the directors designated by the Shareholder Group from participating as members of the Board of Directors in their capacity as such;

         (f) deposit any voting securities of the Company in a voting trust or subject any voting securities of the Company to any proxy, arrangement or agreement with respect to the voting of such securities or other agreement having a similar effect, except as permitted by the "Voting Restrictions" provisions of the Stockholders Agreement discussed below;

         (g) initiate or propose any stockholder proposal or make, or in any way participate in, directly or indirectly, any "solicitation" of "proxies" to vote, or seek to influence any person with respect to the voting of, any voting securities of the Company, or become a "participant" in a "solicitation" (as such terms are defined in Regulation 14A under the Exchange Act) with respect to voting securities of the Company;

         (h) form, join or in any way participate in a group (other than a group comprised exclusively of the members of the Shareholder Group) of persons acquiring, holding, voting or disposing of any voting securities of the Company which would be required under Section 13(d) of the Exchange Act and the rules and regulations thereunder to file a statement on Schedule 13D with the Securities and Exchange Commission (the "Commission");

         (i) propose, or agree to, or enter into any discussions, negotiations or arrangements with, or provide any confidential information to, any third party with respect to any of the foregoing;

         (j) make any statement or disclosure inconsistent with the foregoing;
or

         (k) propose or seek an amendment or waiver of any of the above provisions of the Stockholders Agreement.

         Notwithstanding the restrictions set forth above, in the event that the Company proposes to issue shares of Common Stock such that upon issuance thereof the Shareholder Group's ownership of Common Stock would be diluted below 20% of the outstanding shares of Common Stock, the Shareholder Group will be permitted to purchase from third parties, in private transactions or transactions effected on the NYSE, up to an aggregate, for all such purchases, of 1% of the number of outstanding shares of Common Stock if such purchases would permit the Shareholder Group to maintain its ownership above 20% of the outstanding shares of Common Stock; provided that the shares so purchased will be subject to the provisions of the Stockholders Agreement.

         Transfer Restrictions. The Stockholders Agreement provides that except for the transfer to the Company of the Put Shares pursuant to the Put Right, the Shareholder Group shall not transfer any Company Common Stock owned by the Shareholder Group

CUSIP NO. 370334104                                        (Page 10 of 20 pages)


prior to October 31, 2002. On November 1, 2001, this restriction was waived by the Company. In addition, without the prior consent of the Company, the Shareholder Group shall not transfer any Common Stock owned by the Shareholder Group except for: (a) transfers before the fourteen-month anniversary of the Closing Date or after the twenty-month anniversary of the Closing Date, in connection with (i) an underwritten public offering registered under the Securities Act in a manner designed to result in a wide distribution or (ii) a private transaction to a person or group that would, after giving effect to the transfer, beneficially own voting securities of the Company representing in the aggregate less than 5% of the total voting power of the outstanding voting securities of the Company, or to a person or group that is permitted to file a
Schedule 13G under the Exchange Act and that, after giving effect to the transfer, would beneficially own voting securities of the Company representing in the aggregate less than 10% of the total voting power of the outstanding voting securities of the Company; (b) transfers following the first anniversary of the Closing Date but prior to the fourteen-month anniversary of the Closing Date, and transfers made following the twenty-month anniversary of the Closing Date, in each case pursuant to Rule 144 under the Securities Act; (c) transfers in connection with a business combination, tender or exchange offer or other extraordinary transaction recommended by the Board of Directors of the Company, or in connection with any other tender or exchange offer after other Company stockholders have tendered more than 50% of the outstanding Common Stock and all material conditions to the offer have been satisfied or irrevocably waived by the offeror; (d) transfers to the Company or its subsidiaries; (e) transfers to a financial institution acting in the capacity of trustee with respect to an exchangeable or convertible security of Diageo, but only if the terms of the security and the powers of the trustee are consistent with the rights, restrictions and limitations in the Stockholders Agreement and the distribution of the security and the underlying shares of Common Stock otherwise comply with the transfer restrictions described above, and (f) transfers to Diageo or to any controlled affiliate of Diageo or to any new Diageo holding company so long as the transferee agrees to be bound by the provisions of the Stockholders Agreement as if such transferee were an original member of the Shareholder Group.

         Disposal of Shares. The Shareholder Group has agreed to dispose of at least 75% of the 134,000,000 shares of Common Stock received by it pursuant to the Merger Agreement (the "Original Issued Shares") by the tenth anniversary of the Closing Date.

         Repurchase of Shares. Under the Stockholders Agreement, the Shareholder Group will have a right to participate in the Company's share repurchase programs. Until the twentieth anniversary of the Closing Date or, if earlier, the date on which the Shareholder Group owns less than 5% of the then outstanding shares of Common Stock, the Company shall, within 30 days after the end of its fiscal year (other than the first fiscal year end occurring after the Closing Date), deliver to Diageo, on behalf of the Shareholder Group, a written offer to purchase shares of Common Stock owned by the Shareholder Group on the terms set forth below (a "Repurchase Offer"). Each Repurchase Offer shall offer to purchase a percentage of the shares of Common Stock owned by the Shareholder Group as of the end of such fiscal year equal to the percentage that the shares of Common Stock repurchased from the beneficial owners of shares of Common Stock other than the Shareholder Group (the "Public Shares") during such fiscal year (or, in the case of the Repurchase Offer made in respect of the first full fiscal year of the Company occurring after the Closing Date, during the period beginning on the day following the Closing Date and ending on the fiscal year end of

CUSIP NO. 370334104                                        (Page 11 of 20 pages)


the first full fiscal year occurring after the Closing Date) represents of the total average outstanding Public Shares during such fiscal year or period, at a price per share equal to the weighted average per share purchase price paid for repurchases during such fiscal year or period. Diageo shall provide notice to the Company within 15 days of receipt of a Repurchase Offer of whether the Shareholder Group accepts such Repurchase Offer.

         Board Representation. Pursuant to the Stockholders Agreement, the Company agreed that it would cause two Diageo designees to be elected to the Board of Directors of the Company as of the closing of the transactions contemplated by the Merger Agreement. Diageo's initial designees, Paul S. Walsh and John M. J. Keenan, became directors of the Company as of such time. Mr. Walsh, 46, is currently Group Chief Executive and a director of Diageo. Mr. Keenan, 65, is currently Chief Executive Officer of Grand Cru Consulting, Ltd.

         For so long as the Shareholder Group owns 50% or more of the Original Issued Shares, Mr. Walsh and Mr. Keenan or any replacements therefor (one of whom shall be the Chief Executive Officer of Diageo and one of whom shall be an individual mutually agreed upon by Diageo and the Company from amongst a pool of members of the Diageo Board of Directors (a "Diageo Director"), provided that Diageo and the Company shall be entitled, should they agree, to select a nominee not from amongst such pool in lieu of such Diageo Director) shall be included in the slate of nominees recommended by the Board of Directors of the Company to stockholders for election as directors at each annual meeting of stockholders commencing with the first annual meeting of stockholders following the Closing Date. For so long as the Shareholder Group owns 5% or more of the then outstanding shares of Common Stock but less than 50% of the Original Issued Shares, the Chief Executive Officer of Diageo shall be included in the slate of nominees recommended by the Board of Directors of the Company to stockholders for election as a director at each annual meeting of stockholders commencing with the first annual meeting of stockholders following the Closing Date. If the Shareholder Group owns less than 5% of the then outstanding shares of Common Stock, Diageo shall no longer be entitled to participate in the selection of any nominees for election to the Board of Directors of the Company. If the Company increases the size of its Board of Directors to 16 or more individuals, Diageo will be permitted to designate three individuals to the slate of nominees recommended by the Board of Directors of the Company to stockholders and if the Company increases the size of its Board of Directors to 20 or more individuals, Diageo will be permitted to designate four individuals to the slate of nominees recommended by the Board of Directors of the Company to stockholders, in each case subject to reduction as the Original Issued Shares are sold.

         Voting Restrictions. Pursuant to the Stockholders Agreement, during the twenty-year period after the Closing Date or, if earlier, until the date on which the Shareholder Group owns less than 5% of the then outstanding shares of Common Stock, each member of the Shareholder Group will (i) vote their Common Stock in favor of the director nominees recommended by the Company Board of Directors (which will include any nominees that Diageo has the right to designate) and (ii) on votes relating to other matters, vote all of their shares of Common Stock in proportion to the votes cast by the holders of shares of Common Stock not owned by the Shareholder Group. Notwithstanding the above restrictions, at such time as Diageo and the Shareholder Group hold less than 10% of the shares of Common Stock outstanding, they may vote their Common Stock at their discretion on: (a)

CUSIP NO. 370334104                                        (Page 12 of 20 pages)


any amendments to the Company's Restated Certificate of Incorporation; (b) any merger, consolidation or other business combination which results in the stockholders of Company prior to the transaction owning less than 80% of the voting securities of the surviving entity or its ultimate parent entity; (c) any acquisition by a third party of 20% or more of the outstanding voting securities of the Company; (d) any sale or other disposition of 20% or more of the assets of Company and its subsidiaries as a whole; and (e) any transaction resulting in directors on the Company Board of Directors immediately prior to the transaction ceasing to represent two-thirds of the board of directors of the surviving entity or its ultimate parent entity.

         Registration Rights. Pursuant to the Stockholders Agreement, at any time prior to the first anniversary of the Closing Date or following the twenty-month anniversary of the Closing Date, Diageo, on behalf of the Shareholder Group, will be entitled to demand that the Company register the sale of their shares of Common Stock a total of twelve times, with no more than one such demand registration in any nine-month period. A demand registration must cover at least $300 million worth of Common Stock, measured on the date of demand, unless the Shareholder Group holds less than $300 million worth of shares, in which case a demand registration must cover all remaining shares held by the Shareholder Group. Upon a demand registration request by Diageo, the Company will have the right to elect to purchase some or all of the shares of Common Stock requested to be registered, at a per share price equal to the average high and low per share trading price of Common Stock over the twenty trading days ending on the date of the demand registration. The Company shall be entitled to postpone and delay, for reasonable periods of time, but in no event more than an aggregate of 60 days during any 12-month period (a "Blackout Period"), the filing or effectiveness of any demand registration if the Company shall determine that any such filing or the offering of any shares of Common Stock would (i) in the good faith judgment of the Board of Directors of the Company, impede, delay or otherwise interfere with any pending or contemplated material acquisition, corporate reorganization or other similar material transaction involving the Company, (ii) based upon advice from the Company's investment banker or financial advisor, adversely affect any pending or contemplated financing, offering or sale of any class of securities by the Company or (iii) in the good faith judgment of the Board of Directors of the Company, require disclosure of material non-public information (other than information relating to an event described in clauses (i) or (ii) above) which, if disclosed at such time, would be harmful to the best interests of the Company and its stockholders.

         In addition, the Shareholder Group is also entitled to participate in registered offerings initiated by the Company or a third party. All expenses incurred in connection with each registration, excluding underwriters' discounts and commissions, agents' fees and commissions and fees of counsel and accountants for the Shareholder Group, will be paid by the Company.

         Put Right. Gramet had an option to sell the Put Shares back to the Company for a purchase price of $42.14 per share. The Put Right was exercisable by Gramet prior to the close of business, London time, on November 6, 2001. On November 1, 2001, Gramet exercised such option. The sale of the Put Shares to the Company was completed on November 5, 2001.

CUSIP NO. 370334104                                        (Page 13 of 20 pages)


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         In accordance with the Merger Agreement, the Reporting Persons acquired the Original Issued Shares. Following completion of the sale to the Company of the Put Shares, as discussed below, the Reporting Persons own the Shares which represent approximately 21.7% of the Common Stock outstanding, based on 363,946,271 shares of Common Stock outstanding (this is the number of shares of Common Stock outstanding on October 29, 2001 plus the Shares, which were newly issued on October 31, 2001). Each of the Reporting Persons is deemed to beneficially own the Common Stock and the percentage of outstanding Common Stock listed in the responses to Items 11 and 13, respectively, of the cover page filed with this Schedule 13D relating to such Reporting Person. In addition, the shares of Common Stock deemed beneficially owned by each Reporting Person with respect to which such Reporting person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover pages filed with this Schedule 13D relating to such Reporting Person.

         Except as set forth in this Schedule 13D, none of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the persons listed on Schedule I, beneficially owns any Common Stock.

         In addition to the acquisition of the Original Issued Shares, as discussed in Item 3 and Item 4 of this Schedule 13D, pursuant to the terms of the Stockholders Agreement, Gramet had a Put Right to sell back to the Company the Put Shares for a purchase price of $42.14 per share. The Put Right was exercisable by Gramet prior to the close of business, London time, on November 6, 2001. On November 1, 2001, Gramet exercised the Put Right with respect to the Put Shares. The sale of the Put Shares to the Company was completed on November 5, 2001.

         Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As more fully described in Items 3 and 4 of this Schedule 13D above, Diageo and the Company are parties to the Merger Agreement and the Stockholders Agreement. A copy of the Merger Agreement is attached hereto as Exhibits (a),
(b) and (c) and a copy of the Stockholders Agreement is attached hereto as Exhibit (d), each of which is incorporated herein by reference.

CUSIP NO. 370334104                                        (Page 14 of 20 pages)


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                                    Description                          Exhibit
                                    -----------                          -------

         Agreement and Plan of Merger, dated as of July 16, 2000, by       (a)
     and among the Company, GMNA, Diageo and Pillsbury.

         First Amendment to Agreement and Plan of Merger, dated as         (b)
     of April 12, 2001, by and among the Company, GMNA, Diageo and Pillsbury.

         Second Amendment to Agreement and Plan of Merger, dated           (c)
     as of October 31, 2001, by and among the Company, GMNA, Diageo and Pillsbury.

         Stockholders Agreement, dated as of October 31, 2001, by          (d)
     and among the Company, Diageo and Gramet.

         Joint Filing Agreement, dated as of November 13, 2001, by         (e)
     and between Diageo and SNBV.

CUSIP NO. 370334104                                        (Page 15 of 20 pages)


                                    SIGNATURE
                                    ---------



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  November 13, 2001


                                        DIAGEO PLC




                                        By: /s/ Roger Myddelton
                                           --------------------------------
                                            Name:  Roger Myddelton
                                            Title: Company Secretary

CUSIP NO. 370334104                                        (Page 16 of 20 pages)


                                    SIGNATURE
                                    ---------



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:  November 13, 2001


                                        SELVIAC NEDERLAND B.V.



                                        By:  /s/ M.C.T.M. Gerichhausen
                                           --------------------------------
                                            Name:  M.C.T.M. Gerichhausen
                                            Title: Director


                                        SELVIAC NEDERLAND B.V.



                                        By: /s/ C.M. Day
                                           --------------------------------
                                            Name:  C.M. Day
                                            Title: Director

CUSIP NO. 370334104                                        (Page 17 of 20 pages)


                                                                      SCHEDULE I

                                   DIAGEO PLC

                        DIRECTORS AND EXECUTIVE OFFICERS

Name                           Present Business Address        Present Principal Occupation       Citizenship
----                           ------------------------        ----------------------------       -----------

Directors
---------
Lord Blyth of Rowington        8 Henrietta Place, London W1G   Chairman and non-executive         United
                               0NB, United Kingdom             Director of Diageo                 Kingdom

Paul S. Walsh                  8 Henrietta Place, London W1G   Group Chief Executive of           United
                               0NB, United Kingdom             Diageo and Chief Executive,        Kingdom
                                                               Guinness United Distillers &
                                                               Vintners

Nicholas C. Rose               Kingsley House, 1A              Group Finance Director of          United
                               Wimpole Street, London W1G      Diageo                             Kingdom
                               0DA, United Kingdom

Rodney F. Chase                1 Finsbury Circus,              Deputy Group Chief Executive, BP   United
                               London EC2M 7BA, United         plc                                Kingdom
                               Kingdom

Maria Lilja                    Engelbrektsgatan 23, 114 32     Non-executive Director of Diageo   Sweden
                               Stockholm, Sweden

John K. Oates                  9 Kensington Gate, London W8    Non-executive Director of Diageo   United
                               5NA, United Kingdom                                                Kingdom

William S. Shanahan            300 Park Avenue, New York, NY   President, Colgate-Palmolive       United States
                               10022, USA                      Company

Sir Robert Wilson              6 St James's Square, London     Chairman, Rio Tinto plc            United
                               SW1Y 4LD, United                                                   Kingdom
                               Kingdom

Executive Officers
------------------
Paul S. Walsh                  8 Henrietta Place, London W1G   Group Chief Executive of           United
                               0NB, United Kingdom             Diageo and Chief Executive,        Kingdom
                                                               Guinness United Distillers &
                                                               Vintners

Nicholas C. Rose               Kingsley House, 1A              Group Finance Director of          United
                               Wimpole Street, London W1G      Diageo                             Kingdom
                               0DA, United Kingdom

Paul A. Clinton                6 Landmark Square,              President and Chief Executive      Canada
                               Stamford, Connecticut,          Officer, Guinness UDV North
                               06901-2704, USA                 America, Inc.

CUSIP NO. 370334104                                        (Page 18 of 20 pages)


Stuart R. Fletcher             Kingsley House, 1A              President, Key Markets,            United
                               Wimpole Street, London W1G      Guinness United Distillers &       Kingdom
                               0DA, United Kingdom             Vintners

James N.D. Grover              8 Henrietta Place, London W1G   Group Strategy Director of         United
                               0NB, United Kingdom             Diageo                             Kingdom

Robert M. Malcolm              Kingsley House, 1A              President, Global Marketing,       United States
                               Wimpole Street, London W1G      Sales and Innovation, Guinness
                               0DA, United Kingdom             United Distillers & Vintners

Ian K. Meakins                 8 Henrietta Place, London W1G   President, European Major          United
                               0NB, United Kingdom             Markets and Global Supply,         Kingdom
                                                               Guinness United
                                                               Distillers & Vintners

Ivan M. Menezes                Kingsley House, 1A              President, Venture Markets,        United States
                               Wimpole Street, London W1G      Guinness United Distillers &
                               0DA, United Kingdom             Vintners

Andrew Morgan                  8 Henrietta Place, London W1G   Group Chief Information            United
                               0NB, United Kingdom             Officer, President, New Business   Kingdom
                                                               Ventures, Guinness United
                                                               Distillers & Vintners and Head
                                                               of Seagram Transition Team

Timothy D. Proctor             8 Henrietta Place, London W1G   Group General Counsel of           United States
                               0NB, United Kingdom             Diageo

Gareth Williams                8 Henrietta Place, London W1G   Group Human Resources              United
                               0NB, United Kingdom             Director of Diageo                 Kingdom

Roger H. Myddelton             8 Henrietta Place, London W1G   Company Secretary of Diageo        United
                               0NB, United Kingdom                                                Kingdom

CUSIP NO. 370334104                                        (Page 19 of 20 pages)


                             SELVIAC NEDERLAND B.V.

                        DIRECTORS AND EXECUTIVE OFFICERS

Name                           Present Business Address        Present Principal Occupation       Citizenship
----                           ------------------------        ----------------------------       -----------

Directors
---------
Margaretha C.T.M.              Molenwerf 10-12, 1014 BG        Director of Business & Legal       Netherlands
Gerichhausen                   Amsterdam, The Netherlands      Director of Diageo Nederland

Christopher M. Day             Molenwerf 10-12, 1014 BG        Finance Director of Guinness UDV   United Kingdom
                               Amsterdam, The Netherlands      Amsterdam

Peter W.B. Kreutzner           Molenwerf 10-12, 1014 BG        Global Brand Director Gin &        Canada
                               Amsterdam, The Netherlands      Portfolio Brands of Guinness UDV

Charles D. Coase               St James's Gate, Dublin 8,      Finance Director of Guinness UDV   United Kingdom
                               Ireland                         Ireland


Paviter S. Binning             Kingsley House, 1A Wimpole      Group Controller of Diageo         United Kingdom
                               Street, London W1G 0DA,
                               United Kingdom

James D. Marshall              6 Landmark Square, Stamford,    Vice President Tax Diageo/         United Kingdom
                               Connecticut 06901-2704, USA     Guinness UDV North America

Timothy D. Proctor             8 Henrietta Place, London W1G   Group General Counsel of Diageo    United States
                               0NB, United Kingdom

Robert J. Moore                8 Henrietta Place, London W1G   Group Treasurer of Diageo          United States
                               0NB, United Kingdom

Joel W. Walters                8 Henrietta Place, London W1G   Group Tax Director of Diageo       United States
                               0NB, United Kingdom

Executive Officers
------------------
There are no Executive Officers of Selviac Nederland B.V.

CUSIP NO. 370334104                                        (Page 20 of 20 pages)


                                  EXHIBIT INDEX


(a) Agreement and Plan of Merger, dated as of July 16, 2000, by and among the Company, GMNA, Diageo and Pillsbury

(b) First Amendment to Agreement and Plan of Merger, dated as of April 12, 2001, by and among the Company, GMNA, Diageo and Pillsbury

(c) Second Amendment to Agreement and Plan of Merger, dated as of October 31, 2001, by and among the Company, GMNA, Diageo and Pillsbury

(d) Stockholders Agreement, dated as of October 31, 2001, by and among the Company, Diageo and Gramet

(e) Joint Filing Agreement, dated as of November 13, 2001, by and between Diageo and SNBV